Mail Stop 3561

      							October 25, 2005


Mr. Antonio Jose Ribeiro dos Santos
Chief Executive Officer
Tele Norte Celular Participacoes S.A.
SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste,
Sala 702-A
70714-000 Brasilia-DF, Brazil

	Re:	Tele Norte Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 333-09514-09

Dear Mr. Santos:

      We have reviewed your supplemental response letter dated
August
17, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 26, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations and Comprehensive Income, page
F-6

1. We are still considering your response to comment 5.

Note 15- Contingencies, page F-31

(a) Tax Contingencies, page F-31

2. We note your response to prior comment 6. It is still unclear to us how you accounted for the release of the escrow deposit relating to the State treasury. Tell us the offsetting entry that you recorded in conjunction with the reduction to the provision and clarify how you originally accounted for and presented the deposit.
You may wish to provide example journal entries to illustrate your accounting for the deposits and its release.




*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Antonio Jose Ribeiro dos Santos
Tele Norte Celular Participacoes S.A.
October 25, 2005
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